Filed pursuant to General Instruction II.L of Form F-10

File No. 333-271498

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated June 30, 2023 to which it relates, as amended or supplemented (the “Base Shelf Prospectus”), and each document incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement, and in the Base Shelf Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Draganfly Inc. at 235 103rd St E, Saskatoon, SK, S7N 1Y8 (telephone 1-800-979-9794), and are also available electronically at www.sedarplus.ca and www.sec.gov.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 30, 2023

New Issue	November 18, 2024

DRAGANFLY INC.

US$3,760,000

1,600,000 Units

This Prospectus Supplement, together with the accompanying Base Shelf Prospectus of Draganfly Inc. (“Draganfly”, the “Company”, “we”, “us” or “our”), qualifies the distribution (the “Offering”) of 1,600,000 units (the “Units”) at a price of US$2.35 per Unit (the “Offering Price”) directly to certain institutional investors (the “Purchasers”). Each Unit consists of one common share of the Company (each, a “Unit Share”) and one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). The Units will separate into Unit Shares and Warrants immediately upon distribution. Each whole Warrant will entitle the holder thereof to purchase one common share of the Company (each, a “Warrant Share”) at a price of CA$3.3086 (the Canadian dollar equivalent of US$2.35), per Warrant Share at any time until 5:00 p.m. (Toronto time) on the date (the “Expiry Date”) that is 60 months following the Closing Date (as defined herein).

We are also offering to each purchaser of Units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common shares (“Common Shares”) immediately following the consummation of this Offering the opportunity to purchase Units consisting of one pre-funded warrant (each, a “Pre-Funded Warrant”) (in lieu of one Unit Share) and one Warrant. A holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Common Share. The purchase price of each Unit including a Pre-Funded Warrant will be equal to the price per Unit including one Unit Share, minus CA$0.00014 (the Canadian dollar equivalent of US$0.0001), and the remaining exercise price of each Pre-Funded Warrant will equal CA$0.00014 (the Canadian dollar equivalent of US$0.0001) per Common Share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Unit including a Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Units including a Unit Share we are offering will be decreased on a one-for-one basis. The Unit Shares and Pre-Funded Warrants, if any, can each be purchased in this offering only with the accompanying Warrant as part of a Unit, but the components of the Units will immediately separate upon issuance. See “Description of Securities Being Distributed – Warrants” for more information.

The Offering is being made in the United States only under the Company’s registration statement on Form F-10 (File No. 333-271498) (the “U.S. Registration Statement”) filed with and declared effective by the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The Units offered hereby are not being offered for sale to the public in Canada under this Prospectus Supplement.

The Offering is made pursuant to a securities purchase agreement (the “Purchase Agreement”) dated November 17, 2024 between the Company and the Purchasers participating in the Offering. The Offering Price was determined by arms’ length negotiation between the Company and the Placement Agent (as hereinafter defined), with reference to the prevailing market price of the Common Shares. Maxim Group LLC (the “Maxim” or the “Placement Agent”) is acting as exclusive placement agent in respect of the Offering pursuant to the terms and conditions of Placement Agency Agreement dated November 17, 2024 between the Company and the Placement Agent (the “Agency Agreement”), under which the Placement Agent agreed to arrange for the sale of the securities on a reasonable best efforts basis distributed under the Offering. The Placement Agent is not purchasing or selling any of the Units offered pursuant to this Prospectus Supplement. This Prospectus Supplement qualifies the distribution of the Offered Shares and Warrants to eligible investors outside of Canada, including the Warrant Shares issuable upon exercise of the Warrants. The Offering is being made only in the United States and the Units will be offered directly to the Purchasers. No Units will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering. In the United States, the Common Shares, Warrants and the Warrant Shares issuable upon the exercise of the Warrants will be offered on a private placement basis pursuant to exemptions from the registration requirements of the U.S. Securities Act. See “Plan of Distribution”.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.

Price: $2.35 per Unit

	Per Unit	Per Pre-Funded Warrant	Total(4)
Offering Price(1)	$2.35	$2.3499	$3,760,000.00
Placement Agent’s Commission(2)	$0.1645	$0.1645	$263,200.00
Net Proceeds to the Company(3)	$2.1855	$2.1854	$3,496,680.00

Notes:

(1)	The Offering Price was determined by arm’s length negotiations between us and the Placement Agent.
(2)	In consideration for the services rendered by the Placement Agent, the Placement Agent will receive a cash commission (the “Placement Agent’s Commission”) equal to 7% of the gross proceeds of the Offering and the Company has agreed to reimburse the Placement Agent for certain expenses. See “Plan of Distribution”. In addition, the Placement Agent will receive such number of compensation warrants (the “Placement Agent’s Warrants”) as is equal to 5% of the aggregate number of Unit Shares (or Pre-Funded Warrants in lieu thereof) sold in this Offering. The Placement Agent’s Warrants will be exercisable at price equal to 125% of the Offering Price per Unit sold in this Offering. The Placement Agent’s Warrants are exercisable commencing six (6) months after the closing of this Offering for three (3) years from the date of the commencement of sales in this Offering.
(3)	After deducting the Placement Agent’s Commission but before deducting the expenses of the Offering, estimated to be $250,000 and which will be paid from the proceeds of the Offering.
(4)	Based on 1,200,000 Pre-Funded Warrants being issued at closing and assuming all 1,200,000 Pre-Funded Warrants are exercised.

Subject to applicable laws, the Placement Agent may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

An investment in the Units involves a high degree of risk. Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

The Common Shares are listed on the Canadian Securities Exchange (the ”CSE”) under the symbol “DPRO”, on the Frankfurt Stock Exchange under the symbol “3U8A” and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “DPRO”. On November 15, 2024, the closing price of the Common Shares on the CSE and Nasdaq was CA$3.53 and US$2.35, respectively. The Company has given notice to the CSE to list the Unit Shares and Warrant Shares on the CSE and notification has been or will be provided to Nasdaq. Listing of the Unit Shares and Warrant Shares will be subject to the Company fulfilling the respective listing requirements of each of the CSE and Nasdaq. Closing of the Offering is subject to usual closing conditions.

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There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in this Offering. In addition, the Warrants will not be listed for trading on the CSE, Nasdaq or any other stock exchange following the Closing Date. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation. See “Risk Factors”.

Certain legal matters in connection with the Offering relating to U.S. law will be passed upon for the Company by Lucosky Brookman LLP. Certain legal matters in connection with the Offering will be passed upon for the Placement Agent by Ellenoff Grossman & Schole LLP, with respect to U.S. law, and by Cozen O’Connor LLP, with respect to Canadian law.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about November 19, 2024 or such other date as the Company and the Placement Agent may agree upon (the ”Closing Date”).

The Unit Shares will be ready for delivery through the facilities of the Depository Trust Company (“DTC”) or by such other means as the Company and the Placement Agent may agree, on the Closing Date. It is expected that the Company will arrange for the instant deposit of the Unit Shares underlying the Units under the book-based system of registration, to be registered to DTC or its nominee, as the case may be, and deposited with DTC or its nominee, as the case may be. No certificates evidencing the Unit Shares underlying the Units will be issued to purchasers of the Units. Purchasers of the Unit Shares will receive only a customer confirmation from the Placement Agent or other registered dealer who is a DTC participant and from or through whom a beneficial interest in the Unit Shares is purchased.

The offering of Units hereunder is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2023 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that the acquisition, holding or disposition of the Units, Unit Shares, Warrants or Warrant Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of the United States may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

The Units may only be sold in those jurisdictions where offers and sales are permitted. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy the Units in any jurisdiction in which it is unlawful. Prospective investors should be aware that the acquisition or disposition of the Units described in this Prospectus Supplement may have tax consequences both in the United States and in Canada or elsewhere, depending on each particular existing or prospective investor’s specific circumstances.

The Company is neither a “connected issuer” nor a “related issuer” of the Placement Agent as defined in National Instrument 33-105 - Underwriting Conflicts.

Julie Myers Wood, Thomas Modly and Tim Dunnigan are members of the board of directors of the Company, all reside outside of Canada and have appointed DLA Piper (Canada) LLP, Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Company’s head office is located at 235 103rd St E, Saskatoon, SK, S7N 1Y8, and its registered office is located at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5.

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Table of Contents

Prospectus Supplement

Table of Contents

Base Shelf Prospectus

GENERAL MATTERS

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information in the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Base Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of this Offering. This Prospectus Supplement may add, update or change information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference therein. Before investing, you should carefully read both this Prospectus Supplement and the accompanying Base Shelf Prospectus together with the additional information about the Company to which you are referred in the sections of this Prospectus Supplement and the Base Shelf Prospectus titled “Documents Incorporated by Reference”.

Purchasers of Units should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The Company has not authorized anyone to provide purchasers with different or additional information. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference, you should rely on this Prospectus Supplement. If anyone provides purchasers with different or additional information, purchasers should not rely on it. The Company is not making any offer of the Units in any jurisdiction where the offer not permitted by law. Purchasers should assume that the information contained in this Prospectus Supplement and the Base Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the Base Shelf Prospectus or of any sale of the Units. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

The corporate website of the Company is www.draganfly.com. The information on the Company’s website is not intended to be included or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in the Units.

Market data and industry forecasts used throughout this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein were obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified.

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the U.S. Registration Statement. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Draganfly and the Units.

In this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, unless the context otherwise requires, references to “Draganfly” or the “Company” refer to Draganfly Inc.

EXCHANGE RATE INFORMATION

The consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS and are reported in Canadian dollars.

In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “$” and “US$” are to U.S. dollars, and references to “C$” are to Canadian dollars.

The following table sets out, for the period indicated, certain exchange rates based upon the rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per C$1.00.

	Year ended December 31,
	2023		2022		2021
Low	US$	0.7207	US$	0.7217	US$	0.7727
High	US$	0.7617	US$	0.8031	US$	0.8306
Average	US$	0.7410	US$	0.7685	US$	0.7980

On November 15, 2024, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.4079.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. Forward-looking statements in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

●	the use of the net proceeds from the Offering;
●	any decision not to sell Units if the sales cannot be effected at or above the price designated by the Company;
●	the intentions, plans and future actions of the Company;
●	statements relating to the business and future activities of the Company;
●	anticipated developments in operations of the Company;
●	market position, ability to compete and future financial or operating performance of the Company;
●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labour;
●	requirements for additional capital;
●	goals, strategies and future growth;
●	the adequacy of financial resources;
●	expectation that the Common Shares will continue to be listed on the CSE and the Nasdaq; and,
●	expectations regarding revenues, expenses and anticipated cash needs.

Forward-looking statements are not guarantees of future performance, actions or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein include or relate to the following:

●	the Company’s ability to implement its growth strategies;
●	the Company’s competitive advantages;
●	the development of new products and services;
●	the Company’s ability to obtain and maintain financing on acceptable terms;
●	the impact of competition;
●	changes in laws, rules and regulations;
●	the Company’s ability to maintain and renew required licences;
●	the Company’s ability to maintain good business relationships with its customers, distributors, suppliers and other strategic partners;
●	the Company’s ability to protect intellectual property;
●	the Company’s ability to manage and integrate acquisitions;
●	the Company’s ability to retain key personnel; and
●	the absence of material adverse changes in the industry or Canadian or global economy.

Although our management believes that the forward-looking statements herein or incorporated herein by reference are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent in our business, including the following risks:

●	risks related to the net proceeds to the Company from the Offering;
●	risks related to the Company’s discretion in the use of proceeds;
●	the market price of the Unit Shares or Warrant Shares may be volatile after this Offering;

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●	sales of substantial amounts of the Unit Shares or Warrant Shares in the public market, or the perception that these sales may occur, could cause the market price of the Common Shares to decline;
●	we have a history of losses;
●	shareholder’s holdings maybe diluted if the Company issues additional Common Shares or other securities in the future;
●	we incur substantial research and development cost and may have reduced profitability as a result;
●	new business models could fail to produce any financial returns;
●	we are affected by operational risks;
●	we operate in evolving markets and we may have difficulty in evaluating future prospects;
●	risks related to competition in the industry;
●	our markets are prone to rapid technological change and there are risks relating to the evolving nature of the market for our products;
●	risks related to regulatory approvals and permitting requirements;
●	we may fail to obtain or maintain required regulatory approvals;
●	risks associated with acquisitions;
●	we are reliant on our key personnel;
●	risks related to uncertainty and adverse changes in the economy;
●	risks associated with foreign operations in other countries;
●	our estimates of market opportunity and market and revenue growth may be inaccurate or we may fail to grow at our estimated rates;
●	tax risks associated with carrying on business in Canada;
●	we rely on critical components and raw materials to manufacture our products and if they become unavailable or scarce;
●	there could be delays in and manufacturing and delivery of our products;
●	risks inherent for technology-based businesses operated in outdoor conditions;
●	we may be subject to product liability claims;
●	risks related to shortfalls in available research and development funding;
●	risks related to shipping products outside of Canada and approvals required for exporting;
●	risks related to economic and political uncertainty;
●	risks related to consumer perception of our products;
●	risks associated with any failure by us to successfully promote and protect our product brands;
●	we could suffer security breaches and the other risks associated with data security and hacking;
●	our business could be adversely affected if its consumer protection and data privacy practices are breached;
●	we are reliant on business partners;
●	our business may suffer if we cannot continue to protect our intellectual property rights;
●	we may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products;
●	we may be subject to litigation from time-to-time;
●	risks related to conflicts of interest of our directors and officers;
●	risks related to the limited experience of the management team;
●	changes in laws, regulations, and guidelines relating to the Company’s business, including tax and accounting requirements;
●	adverse impacts on the Company’s reported results of operations as a result of adopting new accounting standards or interpretations;
●	changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters;
●	investors may lose their entire investment in the Units;
●	the price of the Common Shares may be subject to wide fluctuations;
●	investors will experience immediate and substantial dilution;
●	investors will experience dilution upon subsequent offerings;
●	an active trading market for the Common Shares may not be sustained;
●	the price of our Common Shares may fall or fail to be sustained;
●	we have discretion over the net proceeds from the Offering;
●	we may decrease or not continue paying dividends;
●	we, or our non-U.S. subsidiaries, may constitute Controlled Foreign Corporations for tax purposes;
●	the enforcement by investors of civil liabilities under the United States federal or state securities laws against us and our directors and officers may be difficult;
●	the liquidity of the Common Shares may be limited;
●	investors may experience dilution resulting from future Common Share issuances by us, including as a result of the exercise of outstanding stock options or the settlement of our share units;
●	our compliance with Nasdaq’s continued listing requirements;

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●	the costs and obligations operating as a public company in the United States;
●	there may be more limited public information available to U.S. shareholders given our current status as a foreign private issuer; and
●	the risk factors described under “Risk Factors” in this Prospectus Supplement, the Base Shelf Prospectus, the Annual MD&A (as defined herein) and the Form 20-F (as defined herein).

Additional material risks and uncertainties applicable to the forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately to be inaccurate or irrelevant. Many of these factors are beyond our control. All forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified in their entirety by these cautionary statements. The forward-looking statements set out in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein are made as at the date hereof or thereof, as applicable, and we undertake no obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering. Other information has also been incorporated by reference in the Base Shelf Prospectus from documents filed with the securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 235 103rd St E, Saskatoon, SK, S7N 1Y8 (telephone 1-800-979-9794), and are also available electronically on the Company’s issuer profile at www.sedarplus.ca.

In addition to the continuous disclosure obligations of the Company under the securities laws of certain provinces of Canada, the Company is subject to certain of the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance therewith file reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies. A free copy of any public document filed by Draganfly with the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system is available from the SEC’s website at www.sec.gov.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in any other document that is also incorporated by reference in this Prospectus Supplement, as of the date hereof, the following documents filed by the Company with securities commissions or similar authorities in certain provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1.	the management information circular of the Company dated June 3, 2024 with respect to the annual general and special meeting of shareholders of the Company held on July 18, 2024.

2.	the revised annual report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2023;

3.	the amended and restated audited consolidated financial statements of the Company for the years ended December 31, 2023 and December 31, 2022, together with the notes thereto and the auditor’s report thereon;

4.	the amended and restated management’s discussion and analysis of the financial condition and results of operations of the Company for the financial year ended December 31, 2023 (the “Annual MD&A”);

5.	the unaudited consolidated interim financial statements of the Company for the three and nine months ended September 30, 2024;

6.	the management’s discussion and analysis of the financial condition and results of operations of the Company for the three and nine months ended September 30, 2024 (the “Interim MD&A”);

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7.	the material change report dated February 9, 2023 in respect of the Company entering into an equity distribution agreement with Maxim Group LLC dated January 31, 2023, pursuant to which the Company could, from time to time, distribute in an “at-the-market offering” of up to US$15 million in Common Shares in the United States only, on the Nasdaq (the “ATM Offering”); and

8.	the material change report dated April 6, 2023 in respect of the Company’s underwritten public offering in the United States of US$8,000,000 Common Shares (the “March 2023 Public Offering”) and closing of the March 2023 Public Offering on March 31, 2023;

9.	the material change report dated November 3, 2023 in respect of (1) the Company’s underwritten public offering in the United States of 4,800,000 units of the Company at a price of US$0.55 per unit and 1,600,000 pre-funded units of the Company at a price of US$0.5499 per pre-funded unit (the “October 2023 Public Offering”) and (2) the Company filing a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan;

10.	the material change report dated February 29, 2024 in respect of the Company’s underwritten public offering in the United States of 13,400,000 units of the Company at a price of US$0.27 per unit (the “February 2024 Public Offering”) of units of the Company and (2) the Company filing a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan;

11.	the material change report dated May 3, 2024 in respect of (1) the Company’s offering in the United States of 7,063,514 units of the Company at a price of US$0.259 per unit and 6,450,000 pre-funded units of the Company at a price of US$0.2589 per pre-funded unit (the “May 2024 Public Offering”) and (2) the Company filing a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan;

12.	the material change report dated July 26, 2024 in respect of (1) Andrew Hill Card and John Mitnick not running for re-election as directors at the Company’s annual general meeting of the shareholders of the Company held on July 18, 2024, and (2) the election or appointment of Kim G C Moody, Thomas B. Modly and Tim Dunnigan as directors of the Company;

13.	the material change report dated August 30, 2024 in respect of (1) the Company’s offering in the United States of 16,666,666 units of the Company at a price of US$0.12 per unit (the “August 2024 Public Offering”), (2) the company filing a prospectus supplement to the Company’s short form base shelf prospectus dated June 30, 2023 in each of the provinces of British Columbia, Ontario and Saskatchewan, and (3) the consolidation of the Company’s common shares on a 25:1 basis with an effective date of September 5, 2024; and

14.	the material change report dated October 11, 2024 in respect of the resignation of Olen Aasen as a director of the Company.

Any documents of the Company of the type referred to in the preceding paragraph, any other documents of the Company required to be incorporated by reference pursuant to applicable laws, including but not limited to, all documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions filed by the Company with a securities commission or similar regulatory authority in Canada on or after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Company after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into this Prospectus Supplement, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus Supplement or the Base Shelf Prospectus, except as so modified or superseded.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus and on the other information included in the U.S. Registration Statement of which the Base Shelf Prospectus forms a part. The Company is not making an offer of Units in any jurisdiction where the offer is not permitted by law.

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WHERE TO FIND ADDITIONAL INFORMATION

The Company has filed with the SEC under the U.S. Securities Act the U.S. Registration Statement relating to the Units being offered hereby and of which this Prospectus Supplement and the Base Shelf Prospectus form a part. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, as to which reference is made for further information.

The Company is required to file with the securities commission or authority in each of the applicable provinces of Canada annual and interim reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies.

Reports and other information filed by the Company with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that the Company has filed with securities commission or similar regulatory authorities in Canada, on SEDAR at www.sedarplus.ca.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement is a part insofar as required by the SEC’s Form F-10:

●	the documents listed under “Documents Incorporated by Reference” in this Prospectus Supplement;

●	the Agency Agreement described in this Prospectus Supplement;

●	the consent of Dale Matheson Carr-Hilton Labonte LLP, the Company’s independent auditor; and

●	powers of attorney of the Company’s directors and officers, as applicable.

THE OFFERING

The following is a summary of the principal features of the Offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Base Shelf Prospectus.

Securities Offered by the Company	1,600,000 Units. Each Unit consists of one Unit Share and one Warrant. Each whole Warrant will entitle the holder thereof to purchase one Warrant Share at a price of CA$3.3086 (the Canadian dollar equivalent of US$2.35) per Warrant Share at any time until 5:00 p.m. (Toronto time) on the Expiry Date.

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We are also offering to each purchaser, with respect to the purchase of Units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding Common Shares immediately following the consummation of this Offering, the opportunity to purchase one Pre-Funded Warrant in lieu of one Unit Share. A holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Common Share. The purchase price per Pre-Funded Warrant will be equal to the price per Unit Share, minus CA$0.00014 (the Canadian dollar equivalent of US$0.0001), and the exercise price of each Pre-Funded Warrant will equal CA$0.00014 (the Canadian dollar equivalent of US$0.0001) per Common Share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time in perpetuity until all of the Pre-Funded Warrants are exercised in full. For more information regarding the Pre-Funded Warrants, you should carefully read the section titled “Description of Securities Being Distributed” in this Prospectus.

The Unit Shares (or Pre-Funded Warrants) and the Warrants comprising the Units are immediately separable upon issuance and will be issued separately in this Offering.

Common Shares to be Outstanding After This Offering	5,427,795 Common Shares, assuming all of the Pre-Funded Warrants issued in this Offering are exercised.

Plan of Distribution	The Offering is made pursuant to the Purchase Agreement dated November 17, 2024 between the Company and the Purchasers. See “Plan of Distribution”, including for details regarding the Placement Agent’s Commission.

Use of Proceeds

The Company estimates that the net proceeds from the Offering will be approximately $3,246,800.00 after deducting the Placement Agent’s Commission of $263,200.00 and Offering expenses, which are estimated to be $250,000 and excluding any proceeds received from the exercise of Warrants.

The Company intends to use the net proceeds from the Offering, together with existing cash, for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development. See “Use of Proceeds”.

Risk Factors	Investing in the Units involves a high degree of risk. Please read the information contained in and incorporated by reference under the section titled “Risk Factors”, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this Prospectus Supplement.

Listing	The Company has applied or will apply to list the Unit Shares (including the Common Shares issuable upon exercise of the Pre-Funded Warrants) and Warrant Shares qualified for distribution by this Prospectus Supplement on the CSE and notification has been or will be provided Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of the CSE and Nasdaq. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in this Offering. In addition, the Warrants will not be listed for trading on the CSE, Nasdaq or any other stock exchange following the Closing Date. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation. See “Risk Factors”.

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Closing	Closing on a T+1 basis, on or about November 19, 2024 or such other date as the Company and the Placement Agent may agree upon.

Trading Symbol	CSE: “DPRO” Nasdaq: “DPRO”

The number of Common Shares to be outstanding after the Offering is 5,427,795, assuming all of the Pre-Funded Warrants issued in this Offering are exercised and is computed on the basis of 3,827,795 Common Shares outstanding as November 14, 2024, but does not include, as of that date:

●	31,804 Common Shares issuable upon the exercise of 31,804 outstanding stock options as of September 30, 2024, with a weighted-average exercise price of C$111.99 per share, under our share compensation plan;

●	196,526 Common Shares issuable upon the vesting and redemption of 196,526 restricted share units as of September 30, 2024 under our share compensation plan; and

●	2,037,502 Common Shares issuable on exercise of outstanding warrants as of September 30, 2024, with a weighted-average exercise price of C$6.14 per share.

Except as described in the Form 20-F and as outlined under “Prior Sales”, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since September 30, 2024.

THE COMPANY

The Company was incorporated as Drone Acquisition Corp. under the Business Corporations Act (British Columbia) on June 1, 2018 for the purpose of reorganizing and recapitalizing the business of Draganfly Innovations Inc. Effective July 17, 2019, the Company amended its articles to remove various classes of authorized but unissued preferred shares and replace them with only one class of preferred shares (the “Preferred Shares”). Effective August 15, 2019, the Company changed its name to “Draganfly Inc.” On August 22, 2019, the Company amended its articles to re-designate its Class A Common Shares as Common Shares.

The Company’s head office is located at 235 103rd St E, Saskatoon, SK, S7N 1Y8. The Company’s telephone number is (800) 979-9794. The Company’s registered office is located at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5. The Company’s registered agent in the United States is C T Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005 and its telephone number is (202) 572-3133.

DESCRIPTION OF THE BUSINESS

The Company is a manufacturer, contract engineering, and product development company within the unmanned aerial vehicle (UAV) and health space, serving the public safety, agriculture, industrial inspections, monitoring, spraying, and mapping and surveying markets. The Company provides sustainable, custom and “off-the-shelf” hardware, services, and solutions to companies and government agencies. The Company’s mission is to deliver products that provide vital information to its customers with the hopes of saving time, money and lives.

Products and Services

The Company can provide its customers with an entire suite of products and services that include: quadcopters, fixed wing aircrafts, ground based robots, handheld controllers, flight training, and software used for tracking, live streaming, and data collection. In addition, Draganfly has launched a health/telehealth platform. The initial focus of the platform is a COVID-19 screening set of technologies that remotely detects a number of key COVID-19 respiratory symptoms. The Company is also offering sanitary spraying services to indoor and outdoor public gathering spaces such as sport stadiums and fields to provide additional protection against the spread of contagious viruses such as COVID-19.

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Recent Developments

On September 5, 2024, the Company completed a consolidation of its issued and outstanding common shares on the basis of one post-consolidated Common Share for every 25 pre-consolidated Common shares (the “Consolidation”) which was given effect on September 5, 2024 (the “Effective Date”).

On October 1, 2024, the Nasdaq Stock Market informed the Company that it had regained compliance with the $1 bid price requirement in Nasdaq Listing Rule 5550(a)(2) and the $2.5 million stockholders’ equity requirement in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Requirement”). The letter from Nasdaq further informed the Company that we are subject to a Mandatory Panel Monitor for a period of one year from October 1, 2024. If, within that one-year monitoring period, we are again out of compliance with the Minimum Stockholders’ Equity Requirement, we will not be afforded the opportunity to present a plan of compliance to Nasdaq with respect to that deficiency nor additional time to cure that deficiency. Instead, Nasdaq will issue a Delist Determination Letter and we will have the opportunity to request a hearing before a Nasdaq Hearings Panel to respond to such letter.

Pursuant to a prior underwritten public offering of the Company in the United States, the Company issued 6,400,000 common share purchase warrants (the “October 2023 Warrants”) with each warrant entitling the holder thereof to purchase one Common Share at an exercise price of US$0.6123 (subsequently reduced to US$0.259 in May 2024), subject to adjustment, until October 30, 2028. On May 1, 2024, the Company issued 13,513,514 warrants (the “May 2024 Warrants”) to purchase Common Shares to the Holder at an exercise price of CA$0.3540 per Share, subject to adjustment, until May 1, 2029. To enable each of the October 2023 Warrants and May 2024 Warrants to be treated as shareholders’ equity, and not a derivative liability on the Company’s balance sheet, the Holder and the Company entered into an amendment agreement to amend certain provisions related to determining the value of underlying common shares of the Company on completion of fundamental transactions in exchange for the exercise price of each of the October 2023 Warrants and May 2024 Warrants being reduced to the Canadian dollar equivalent of US$0.1646. The number and exercise price of the October 2023 Warrants and May 2024 Warrants were subsequently modified in connection with the Consolidation.

CONSOLIDATED CAPITALIZATION

Since September 30, 2024, the end of the most recent financial period of the Company for which financial statements have been filed, there have been no material changes in the loan capital of the Company and no material changes in the share capital of the Company on a consolidated basis other than as outlined under “Prior Sales.” For information on the exercise of stock options pursuant to the share compensation plan of the Company and other outstanding convertible securities, see the section titled “Prior Sales.” As a result of the Offering, the shareholder’s equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Unit Shares actually distributed under the Offering.

USE OF PROCEEDS

Principal Purposes

The estimated net proceeds to be received by the Company under the Offering will be approximately $3,246,800 after deducting the Placement Agent’s Commission and the estimated expenses in connection with this Offering of approximately $250,000.

This estimate excludes the proceeds from the exercise of the Pre-Funded Warrants sold in this Offering. We will receive nominal proceeds, if any, from the exercise of the Pre-Funded Warrants.

The Company intends to use the net proceeds from the Offering, together with existing cash, for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

Until applied, the net proceeds will be held as cash balances in the Company’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by a government authority.

The Company had operating losses and negative operating cash flow for the fiscal year ended December 31, 2023. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. While the Company intends to utilize the net proceeds from Offering as set forth in this Prospectus Supplement, there may be circumstances where for sound business reasons a reallocation of funds may be necessary. Management will have significant discretion and flexibility in applying the net proceeds from the Offering. See “Risk Factors” in this Prospectus Supplement.

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Business Objectives and Milestones

The primary business objectives for the Company over the next 12 months are:

(a)	Perform R&D for the company’s continued evolution of products and services offering;

(b)	Retain and hire sales/marketing people to promote our product lines, new and existing drone as a service work, and engineering services work;

(c)	Diversify and expand business lines organically and by potential acquisitions;

(d)	Update/capex machinery used for manufacturing and production along with a potential expansion of leased space; and

(e)	Strengthen balance sheet by providing a strong working capital position.

Significant events that need to occur for the business objectives to be accomplished:

(a)	Successfully retain, find and hire the appropriate engineering staff that can perform very innovative and challenging work specific to the drone industry;

(b)	Successfully use the capital to enhance and create new product offerings;

(c)	Successfully source sales and marketing personnel who will grow and generate increased revenues within the next 6 to 12 months along with marketing initiatives; and

(d)	Further, the Company has a number of innovative ideas for new products that it would like to develop and increase its current product offering to various niche and mainstream industries. Finally, the Company has considered offering various other non-engineering services and it may make more sense to buy an existing industry player than to build out this offering. This isn’t something the Company has to do but it will be opportunistic to learn about potential opportunities in the existing fiscal year and the near future.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement between us and the Placement Agent, we have engaged the Placement Agent to act as our exclusive placement agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the securities we are offering by this Prospectus Supplement, and is not required to arrange the purchase or sale of any specific number of securities or dollar amount, but the Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the offered securities under the Offering.

The Offering is made pursuant to the Purchase Agreement between the Company and the Purchasers. The Offering Price was determined by arms’ length negotiation between the Company and the Placement Agent (as hereinafter defined), with reference to the prevailing market price of the Common Shares. The Offering is being made only in the United States and the Units will be offered in the United States directly to the Purchasers. This Prospectus Supplement qualifies the distribution of the Offered Shares and Warrants to eligible investors outside of Canada, including the Warrant Shares issuable upon exercise of the Warrants. The Offering is being made only in the United States and the Units will be offered directly to the Purchasers. No Units will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering. In the United States, the Common Shares, Warrants and the Warrant Shares issuable upon the exercise of the Warrants will be offered on a private placement basis pursuant to exemptions from the registration requirements of the U.S. Securities Act.

The Purchase Agreement provides that the Purchaser’s obligation to purchase the Units depends on the satisfaction of the conditions contained in the Purchase Agreement including:

●	the representations and warranties made by the Company to the Purchasers are true;

●	there is no material change in the Company’s business or the financial markets; and

●	the Company delivers customary closing documents to the Purchasers.

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In addition, the obligations of the Purchasers under the Purchase Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations under the Purchase Agreement, by written notice to the other parties to the Purchase Agreement, if the closing has not consummated on or before the fifth trading day following the date of the Purchase Agreement.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about November 19, 2024, which will be the first business day following the pricing of the Offering, against payment in immediately available funds.

The Agency Agreement provides that the Placement Agent’s obligations thereunder depends on the satisfaction of the conditions contained in the Agency Agreement;

●	the representations and warranties made by the Company to the Placement Agent are true;

●	there is no material change in the Company’s business or the financial markets; and

●	the Company delivers customary closing documents to the Placement Agent.

Commissions and Reimbursement

The Units will be sold to the Purchasers at the Offering Price set forth on the cover page of this Prospectus Supplement. After the initial offering, the Offering Price and concession to dealers may be changed. The following table summarizes the commissions and proceeds, before expenses, respectively:

	Per Unit	Per Pre-Funded Warrant	Total
Offering price	$2.35	$2.3499	$3,760,000.00
Underwriting discounts and commissions (7%)	$0.1645	$0.1645	$263,200.00
Proceeds, before expenses to us	$2.1855	$2.1854	$3,496,680.00

Subject to compliance with applicable FINRA rules, the Company agrees to reimburse the Placement Agent for all reasonable and documented out-of-pocket expenses, including, but not limited to, the reasonable fees, costs and disbursements of its legal counsel, subject to a maximum reimbursement allowance of $75,000. The Company shall be responsible for and pay all expenses relating to the Offering, including, as applicable (i) all filing fees and communication expenses relating to the notice filings or registration of the Units to be sold in the Offering with the SEC and the filing of the Offering materials with FINRA; (ii) all fees and expenses relating to the listing of such Unit Shares and Warrant Shares on Nasdaq and the CSE; (iii) all fees, expenses and disbursements relating to background checks of the Company’s officers and directors; (iv) all fees, expenses and disbursements relating to the notice, registration or qualification of the Units under the “blue sky” securities laws of such states and other jurisdictions as the Placement Agent and the Company may reasonably designate; (v) all fees and expenses associated with the i-Deal system and NetRoadshow; (vi) the costs of all mailing and printing of the Offering documents, registration statement, prospectus and all amendments, supplements and exhibits thereto, and as many copies of such documents as the Placement Agent may reasonably deem necessary, provided that such fees, expenses and costs are previously approved by the Company; (vii) the costs of preparing, printing and delivering certificates representing the Unit Shares and Warrant Shares, if any; (viii) fees and expenses of the transfer agent for the Unit Shares and Warrant Shares; (ix) stock transfer taxes, if any, payable upon the transfer of the Unit Shares or Warrant Shares from the Company to the Placement Agent; (x) the fees and expenses of the Company’s accountants; and (xi) the fees and expenses of the Company’s legal counsel and other agents and representatives.

We estimate the expenses of this offering payable by us, not including underwriting discounts and commissions, including amounts for which we agreed to reimburse the Placement Agent for certain of its expenses, will be approximately $250,000.

Placement Agent’s Warrants

Upon closing of this Offering, we have agreed to issue to the Placement Agent or their designees Placement Agent’s Warrants to purchase such number of Common Shares equal to 5% of the aggregate number of underlying Units sold in this Offering. The Placement Agent’s Warrants will be exercisable at price equal to 125% of the Offering Price per Unit sold in this Offering. The Placement Agent’s Warrants are exercisable commencing six (6) months after the closing of this Offering for three (3) years from the date of the commencement of sales in this Offering. This Prospectus Supplement and the Shelf Prospectus also qualify the grant of the Placement Agent’s Warrants.

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Pursuant to FINRA Rule 5110(e), the Placement Agent’s Warrants and any Common Shares issued upon exercise of the Placement Agent’s Warrants shall not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days from the date of commencement of sales in this Offering, except for the transfer of any security as permitted by FINRA Rule 5110(e)(2). The Placement Agent’s Warrants will contain provisions for one demand registration of the sale of the underlying Common Shares at the Company’s expense, an additional demand registration at the holders’ expense, and unlimited “piggyback” registration rights. The Placement Agent’s Warrants will provide for anti-dilution protection as permitted by FINRA Rule 5110(g).

Lock-Up Agreements

Our directors and executive officers have agreed for a period of ninety (90) days after the Closing Date of the Offering, subject to certain exceptions, not to directly or indirectly offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any securities of the Company without the Placement Agent’s prior written consent, such consent not to be unreasonably withheld.

Right of First Refusal

Pursuant to the terms of the Agency Agreement, upon the closing of an offering, we have granted the Placement Agent an irrevocable right of first refusal until January 31, 2025, to act as exclusive underwriter or agent for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering.

Electronic Offer, Sale and Distribution of Shares

This Prospectus Supplement and Base Shelf Prospectus in electronic format may be made available on the websites maintained by the Placement Agent or its affiliates participating in the Offering. Other than the Base Shelf Prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the Base Shelf Prospectus, has not been approved or endorsed by the Company or any Placement Agent in its capacity as placement agent, and should not be relied upon by investors.

Stabilization

The Placement Agent has advised us that it, pursuant to Regulation M under the U.S. Exchange Act, and certain persons participating in the Offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

A stabilizing bid is a bid for the purchase of the Common Shares on behalf of the Placement Agent for the purpose of fixing or maintaining the price of the Common Shares. A syndicate covering transaction is the bid for or the purchase of Common Shares on behalf of the Placement Agent to reduce a short position incurred by the Placement Agent in connection with the Offering. Similar to other purchase transactions, the Placement Agent’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Common Shares or preventing or retarding a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the Placement Agent to reclaim the selling concession otherwise accruing to a syndicate member in connection with the Offering if the Common Shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither the Company nor the Placement Agent make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. The Placement Agent is not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Passive Market Making

The Placement Agent may also engage in passive market making transactions of the Company’s Common Shares on Nasdaq in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of the Common Shares in this Offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

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Other Relationships

The Placement Agent and its affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services to the Company and its affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. From time to time, certain of the Placement Agent and its affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s debt or equity securities or loans, and may do so in the future.

Indemnification

The Company has agreed, pursuant to the Agency Agreement, to indemnify the Placement Agent and its respective affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Placement Agent or its respective affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Placement Agent may have to make because of such liabilities.

Listing

The Company has or will give notice to the CSE to list the Unit Shares and Warrant Shares qualified for distribution by this Prospectus Supplement on the CSE and notification has been or will be provided Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of the CSE and Nasdaq.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

Draganfly’s authorized share capital consists of an unlimited number of Common Shares and Preferred Shares issuable in series, all without par value. As of November 15, 2024, a total of 3,827,795 Common Shares and no Preferred Shares were issued and outstanding.

See “Description of Share Capital” in the Base Shelf Prospectus for a detailed description of the attributes of the Common Shares.

The Common Shares are listed on the CSE under the symbol “DPRO”, on the Nasdaq under the symbol “DPRO” and on the Frankfurt Stock Exchange under the trading Symbol “3U8A”.

See “Trading Price and Volume” in the Base Shelf Prospectus and in this Prospectus Supplement for detailed information on the price ranges and trading volume of the Common Shares on the CSE and the Nasdaq.

Warrants

The following summary of certain terms and provisions of the Warrants to be issued as part of this Offering is not complete and is subject to, and qualified in its entirety by, the provisions of the Warrants, the form of which will be filed on Form 6-K with the SEC at www.sec.gov and incorporated by reference into the U.S. Registration Statement, of which this Prospectus Supplement forms a part.

Duration and Exercise Price

Each Warrant included in the Units will have an exercise price equal to CA$3.3086 (the Canadian dollar equivalent of US$2.35) per Warrant Share. The Warrants will be immediately exercisable and will expire on the five (5) year anniversary of the original issuance date. The exercise price and number of Warrant Shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Common Shares and the exercise price. The Warrants will be issued separately from the Unit Shares included in the Units. One Warrant to purchase one Warrant Share will be included in each Unit purchased in this offering.

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Exercisability

The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Warrant Shares purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of the Warrant to the extent that the holder would own more than 4.99% of the outstanding Common Shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Warrants up to 9.99% of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. Purchasers of Warrants in this Offering may also elect prior to the issuance of the Warrants to have the initial exercise limitation set at 9.99% of our outstanding Common Shares.

Fractional Shares

No fractional Warrant Shares will be issued upon the exercise of the Warrants. Rather, the number of Warrant Shares to be issued will be rounded up, to the nearest whole number, or the Company shall pay a cash adjustment in respect of the fractional share.

Transferability

Subject to applicable laws, the Warrants in book entry form may be transferred at the option of the holder through the facilities of DTC and Warrants in physical form may be transferred upon surrender of the Warrant to the warrant agent together with the appropriate instruments of transfer.

Exchange Listing

There is no trading market available for the Warrants on any securities exchange or nationally recognized trading system. The Company does not intend to list the Warrants on any securities exchange or nationally recognized trading system.

Right as a Shareholder

Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of Warrant Shares, the holders of the Warrants do not have the rights or privileges of holders of our Common Shares, including any voting rights, until they exercise their Warrants.

Fundamental Transaction

In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of the Common Shares, the sale, transfer or other disposition of all or substantially all of the Company’s properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of the outstanding Common Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by the outstanding Common Shares, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities or additional consideration that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

Liquidated Damages

If we fail for any reason to deliver Warrant Shares upon the valid exercise of the Warrants, subject to our receipt of a valid exercise notice and the aggregate exercise price, by the time period set forth in the Warrants, we are required to pay the applicable holder, in cash, as liquidated damages as set forth in the Warrants. The Warrants also include customary buy-in rights in the event we fail to deliver Warrant Shares upon exercise thereof within the time periods set forth in the Warrants.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants to be issued as part of this Offering is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrants, the form of which will be filed on Form 6-K with the SEC at www.sec.gov and incorporated by reference into the U.S. Registration Statement, of which this Prospectus Supplement forms a part.

Duration and Exercise Price

Each Pre-Funded Warrant offered hereby will have an initial exercise price of CA$0.00014 (the Canadian dollar equivalent of US$0.0001) per share. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until the Pre-Funded Warrants are exercised in full. The exercise price and number of Common Shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Shares and the exercise price.

S-14

Exercisability

The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Common Shares purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 4.99% (or 9.99% if elected by the purchaser) of the outstanding Common Shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may decrease the amount of ownership of outstanding shares after exercising the holder’s Pre-Funded Warrants. No fractional Common Shares will be issued in connection with the exercise of a Pre-Funded Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Fundamental Transaction

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our Common Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding voting securities, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities or additional consideration the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

Liquidated Damages

If we fail for any reason to deliver Common Shares upon the valid exercise of the Pre-Funded warrants, subject to our receipt of a valid exercise notice and the aggregate exercise price, by the time period set forth in the Pre-Funded Warrants, we are required to pay the applicable holder, in cash, as liquidated damages as set forth in the Pre-Funded Warrants. The Pre-Funded Warrants also include customary buy-in rights in the event we fail to deliver shares of common stock upon exercise thereof within the time periods set forth in the Pre-Funded Warrants.

Transferability

Subject to applicable laws, a Pre-Funded Warrant in book entry form may be transferred at the option of the holder through the facilities of DTC and a Pre-Funded Warrant in physical form may be transferred upon surrender of the Pre-Funded Warrant to the warrant agent together with the appropriate instruments of transfer.

Exchange Listing

We do not intend to list the Pre-Funded Warrants on any securities exchange or nationally recognized trading system.

Rights as a Stockholder

Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their Pre-Funded Warrants.

S-15

PRIOR SALES

Except as disclosed under this heading, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve-month period preceding the date of this Prospectus Supplement.

Common Shares

During the twelve-month period prior to the date of this Prospectus Supplement, the Company has issued:

Date of Issue	Number of Common Shares Issued*		Issuance Price*
November 14, 2023	203,251	(1)	US$0.55067
December 11, 2023	88,365	(1)	US$0.55067
December 12, 2023	237,704	(1)	US$0.55067
December 20, 2023	50,000	(1)	C$0.73
January, 25, 2024	34,070	(1)	US$0.35975
January 29, 2024	29,588	(1)	US$0.35975
February 6, 2024	1,600,000	(5)	US$0.0001
February 26, 2024	11,200,000	(6)	US$0.27
February 26, 2024	2,200,000	(7)	US$0.0001
March 1, 2024	(900,000	)(8)	-
April 2, 2024	25,690	(1)	C$1.13
April 3, 2024	300,000	(9)	US$0.1761
April 5, 2024	22,310	(1)	C$1.13
April 5, 2024	88,450		US$0.1761
April 9, 2024	50,000		US$0.1761
April 11, 2024	120,000		US$0.1761
April 16, 2024	38,250		US$0.1761
April 17, 2024	75,000		US$0.1761
April 25, 2024	100,000		US$0.1761
April 29, 2024	85,000	(9)	US$0.1761
April 29, 2024	85,000	(9)	US$0.1761
April 30, 2024	3,334	(1)	C$2.03
May 1, 2024	7,063,514	(10)	US$0.2590
May 17, 2024	235,000	(9)	US$0.1761
May 17, 2024	10,000	(9)	US$0.1761
May 21, 2024	250,500	(9)	US$0.1761
May 21, 2024	3,351,000	(9)	US$0.0001 (C$0.00014)
May 24, 2024	85,000	(9)	US$0.1761
July 22, 2024	3,099,000	(9)	US$0.0001 (C$0.00014)
August 7, 2024	1,000	(9)	US$0.1761
August 21, 2024	8,666,666	(11)	US$0.12

Notes:

*	The information provided in the table above and notes below reflects the numbers and prices of the Common Shares at the time of issue (i.e., on a pre-Consolidation basis).

(1)	Issued pursuant to the settlement of RSUs (as such term is defined below).
(2)	Issued pursuant to the ATM Offering.
(3)	Issued pursuant to the March 2023 Public Offering.
(4)	Issued pursuant to the October 2023 Public Offering.
(5)	Issued pursuant to the exercise of October 2023 Pre-Funded Warrants.
(6)	Issued pursuant to the February 2024 Public Offering.
(7)	Issued pursuant to the exercise of February 2024 Pre-Funded Warrants (as such term is defined below).
(8)	Return to treasury.
(9)	Issued pursuant to the exercise of warrants.
(10)	Common Shares underlying units issued pursuant to the May 2024 Public Offering at US$0.259 per unit.
(11)	Common Shares underlying units issued pursuant to the August 2024 Public Offering at US$0.12 per unit.

Date of Issue	Number of Common Shares Issued*		Issuance Price
September 5, 2024	320,000	(1)	US$1.77236
September 10, 2024	2,548	(2)	US$1.77236
September 10, 2024	6,887	(2)	US$1.77236
September 16, 2024	8,730	(2)	US$1.77236
October 8, 2024	2,587	(2)	US$3.47

Notes:

*	The information presented in the table above reflects the numbers and prices of the Common Shares on a post-Consolidation basis.

(1)	Issued pursuant to the exercise of August 2024 Pre-Funded Warrants.
(2)	Issued pursuant to the settlement of RSUs (as such term is defined below).

S-16

Warrants

During the twelve-month period prior to the date of this Prospectus Supplement, the Company has issued the following Warrants. The information provided in the table and notes below reflects the numbers and prices of the Warrants on a pre-Consolidation basis:

Date of Issuance	Number of Warrants Issued		Exercise Price
October 30, 2023	6,400,000	(1)(10)	C$0.2277 (US$0.1646)
October 30, 2023	1,600,000	(2)	US$0.0001
October 30, 2023	320,000	(3)	US$0.6875
February 26, 2024	13,400,000	(4)	US$0.36
February 26, 2024	2,200,000	(4)	US$0.0001
February 26, 2024	670,000	(5)	US$0.3375
May 1, 2024	6,450,000	(6)	C$0.0014 (US$0.001)
May 1, 2024	13,513,514	(6)(10)	C$0.2250
May 1, 2024	675,676	(7)	C$0.4425
August 21, 2024	8,000,000	(8)	C$0.00014 (US$0.0001)
August 21, 2024	16,666,666	(8)(10)	C$0.2048 (US$0.15)
August 21, 2024	833,333	(9)	C$0.2048 (US$0.15)

Notes:

(1)	Pursuant to the October 2023 Public Offering, the Company issued 6,400,000 October 2023 Warrants, with each October 2023 Warrant entitling the holder thereof to purchase one Common Share at an exercise price of US$0.6123, subject to adjustment, until October 30, 2028. In connection with the closing of the May 2024 Public Offering, the Company and the holder of the October 2023 Warrants closed an amendment agreement, whereby the exercise price of the October 2023 Warrants was reduced to CA$0.3853 (the Canadian dollar equivalent of US$0.259), the cashless exercise procedure of the October 2023 Warrants was removed, and the functional currency of the October 2023 Warrants was converted to Canadian dollars. On August 7, 2024, the exercise price of the October 2023 Warrants was amended to CA$0.2277 (the Canadian dollar equivalent of US$0.1646, based on an exchange rate of US$1 = C$1.3833 on October 30, 2023).
(2)	Pursuant to the October 2023 Public Offering, the Company issued 1,600,000 pre-funded warrants (the “October 2023 Pre-Funded Warrants”), with each October 2023 Pre-Funded Warrant entitling the holder thereof to purchase one Common Share at an exercise price of US$0.0001, subject to adjustment, until the October 2023 Pre-Funded Warrants are exercised in full.
(3)	In connection with the October 2023 Public Offering, the Company issued 320,000 underwriter warrants (the “October 2023 Underwriter Warrants”), with each October 2023 Underwriter Warrant entitling the holder thereof to purchase one Common Share at an exercise price of US$0.6875, subject to adjustment, until October 30, 2026.
(4)	Pursuant to the February 2024 Public Offering, the Company issued a total of 13,400,000 units including (i) 11,200,000 units, with each such unit consisting of one Common Share and one Common Share purchase warrant (the “February 2024 Warrant”); and (ii) 2,200,000 units, with each such unit consisting of one pre-funded warrant (the “February 2024 Pre-Funded Warrant”) and one February 2024 Warrant. Therefore, a total of 11,200,000 Common Shares, 2,200,000 February 2024 Pre-Funded Warrants and 13,400,000 February 2024 Warrants were issued on February 26, 2024. Each February 2024 Pre-Funded Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$0.0001, subject to adjustment, until the February 2024 Pre-Funded Warrants are exercised in full. Each February 2024 Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$0.36, subject to adjustment, until February 26, 2029.
(5)	In connection with the February 2024 Public Offering, the Company issued 670,000 underwriter warrants (the “February 2024 Underwriter Warrants”), with each February 2024 Underwriter Warrant entitling the holder thereof to purchase one Common Share at an exercise price of US$0.3375, subject to adjustment, until February 26, 2027.
(6)	Pursuant to the May 2024 Public Offering, the Company issued (i) 6,450,000 pre-funded warrants (the “May 2024 Pre-Funded Warrants”); and (ii) 13,513,514 May 2024 Warrants. Each May 2024 Pre-Funded Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$0.00014 (the Canadian dollar equivalent of US$0.0001), subject to adjustment, until the May 2024 Pre-Funded Warrants are exercised in full. The May 2024 Pre-Funded Warrants have been fully exercised as of the date hereof. Each May 2024 Warrants entitles the holder thereof to purchase one Common Share at an exercise price of C$0.3540 (the Canadian dollar equivalent of US$0.259), subject to adjustment, until May 1, 2029. On August 7, 2024, the exercise price of the May 2024 Warrants was amended to CA$0.2250 (the Canadian dollar equivalent of US$0.1646, based on an exchange rate of US$1 = CA$1.3668 on April 24, 2024).
(7)	In connection with the May 2024 Public Offering, the Company issued 675,676 agent’s warrants (the ”May 2024 Agent’s Warrants”), with each May 2024 Agent’s Warrants entitling the holder thereof to purchase one Common Shares at C$0.4425 (the Canadian dollar equivalent of US$0.3236), subject to adjustment, until May 1, 2027.

S-17

(8)	Pursuant to the August 2024 Public Offering, the Company issued: (i) 8,000,000 pre-funded warrants (the “August 2024 Pre-Funded Warrants”); and (ii) 16,666,666 Common Share purchase warrants (the “August 2024 Warrants”). Each August 2024 Pre-Funded Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$0.00014 (the Canadian dollar equivalent of US$0.0001), subject to adjustment, until the August 2024 Pre-Funded Warrants are exercised in full. The August 2024 Pre-Funded Warrants have been fully exercised into 320,000 Common Shares on the post-Consolidation basis. Each August 2024 Warrants entitles the holder thereof to purchase one Common Share at an exercise of C$0.2048 (the Canadian dollar equivalent of US$0.15), subject to adjustment, until August 21, 2029.
(9)	In connection with the August 2024 Public Offering, 833,333 Common Share purchase warrants (the “August 2024 Agent’s Warrants”), with each August 2024 Agent’s Warrant entitling the holder thereof to purchase one Common Share at C$0.2048 (the Canadian dollar equivalent of US$0.15), subject to adjustment, until August 21, 2027.
(10)	In connection with the closing of the Offering, the Company and the holders of the August 2024 Warrants, May 2024 Warrants and October 2023 Warrants intend to close an amendment agreement on or about November 19, 2024, whereby the exercise price of such warrants will be reduced to C$3.3086, being the Canadian dollar equivalent of the closing price of the Common Shares on the Nasdaq on November 15, 2024.

Stock Options

During the twelve-month period preceding the date of this Prospectus Supplement, the Company granted 1,200 stock options pursuant to its share compensation plan exercisable for an aggregate of 1,200 Common Shares. The particulars of such grant are set forth in the following table:

Date of Grant	Number of Stock Options Granted		Exercise Price
November 9, 2023	1,200	(1)	C$15.65	(1)

Note:

(1)	Prior to the Consolidation and on November 9, 2023, 30,000 stock options were granted with an exercise price of C$0.6260 each on a pre-Consolidation basis, representing approximately 1,200 stock options exercisable at C$15.65 each on a post-Consolidation basis. Each stock option is exercisable into one Common Share until November 9, 2033.

Restricted Share Units

During the twelve-month period preceding the date of this Prospectus Supplement, the Company awarded 185,218 restricted share units (“RSUs”) pursuant to its share compensation plan, which may vest for an aggregate of 185,218 Common Shares. The particulars of such award are set forth in the following table:

Date of Award	Number of RSUs Awarded		Award Date Fair Value
May 20, 2024	185,218	(1)	C$0.3645

Note:

(1)	Prior to the Consolidation and on May 20, 2024, 4,630,443 RSUs were awarded with a fair value of C$0.3645 each at the time of award on a pre-Consolidation basis, representing approximately 185,218 RSUs with a fair value of C$9.1125 each on a post-Consolidation basis. 1/3 of these RSUs shall vest on each of May 20, 2025, 2026 and 2027. Vesting of 2,000 RSUs was accelerated to October 8, 2024 and 10,576 RSUs were subsequently cancelled.

S-18

TRADING PRICE AND VOLUME

The Common Shares are listed on the CSE under the symbol “DPRO” and on the Nasdaq under the symbol “DPRO”.

The following table provides the price ranges and trading volume of the Common Shares on the CSE for the periods indicated below:

	Price Ranges
	High (C$)	Low (C$)	Total Volume
October 2023*	1.120	0.780	347,737
November 2023*	0.960	0.670	316,381
December 2023*	0.810	0.570	647,771
January 2024*	0.690	0.465	612,188
February 2024*	0.640	0.185	4,550,499
March 2024*	0.290	0.200	1,871,072
April 2024*	0.425	0.260	2,400,602
May 2024*	0.480	0.270	1,356,569
June 2024*	0.390	0.275	469,942
July 2024*	0.325	0.220	505,402
August 2024*	0.300	0.135	2,621,665
September 2024	4.000	2.240	130,231
October 2024	5.340	3.220	75,705
November 1 – 15, 2024	3.920	2.970	30,634

Note:

*	The information reflects prices and volumes on the pre-Consolidation basis.

On November 15, 2024, the closing price of the Common Shares on the CSE was C$3.53.

The following table provides the price ranges and trading volume of the Common Shares on Nasdaq for the periods indicated below:

	Price Ranges
	High (US$)	Low (US$)	Total Volume
October 2023*	0.80	0.55	3,999,500
November 2023*	0.69	0.51	4,086,100
December 2023*	0.60	0.43	6,814,900
January 2024*	0.50	0.34	4,562,100
February 2024*	0.47	0.13	36,962,400
March 2024*	0.20	0.15	23,200,000
April 2024*	0.31	0.20	25,079,900
May 2024*	0.37	0.20	28,903,600
June 2024*	0.28	0.21	9,226,800
July 2024*	0.24	0.16	16,180,800
August 2024	2.40	2.74	10,813,137
September 2024	2.83	1.55	3,833,931
October 2024	3.99	2.305	2,029,737
November 1 to 15, 2024	2.91	2.05	715,046

Note:

*	The information reflects prices and volumes on a pre-Consolidation basis.

On November 15, 2024, the closing price of the Common Shares on the Nasdaq was US$2.35.

S-19

RISK FACTORS

An investment in the Company’s securities involves risk. Before you invest in the Units, you should carefully consider the risks contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, including the risks described below and in the Form 20-F, Annual MD&A and Interim MD&A, which are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The discussion of risks related to the business of the Company contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus comprises material risks of which the Company is aware. If any of the events or developments described actually occurs, the business, financial condition or results of operations of the Company would likely be adversely affected.

Risks Relating to this Offering

Management will have broad discretion as to the use of the proceeds from the Offering and may not use the proceeds effectively.

Management of the Company will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the results of operations of the Company or enhance the value of the Common Shares. Failure to apply these funds effectively could have a material adverse effect on the business of the Company, delay the development of its product candidates, and cause the price of the Common Shares to decline.

The market price of the Common Shares has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value.

You should consider an investment in Units as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The Company receives only limited attention by securities analysts and frequently experiences an imbalance between supply and demand for Common Shares. The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Company; the ability to raise additional capital; general market conditions; published reports by securities analysts; and shareholder interest in the Common Shares all contribute to the volatility of the market price of the Common Shares.

Future sales of Common Shares by the Company or by its existing shareholders could cause the market price of the Common Shares to fall.

The issuance of Common Shares by the Company could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. Sales by existing shareholders of a large number of Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of the Common Shares to decline and have an undesirable impact on the Company’s ability to raise capital. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per Common Share.

There will be no Market for the Warrants.

The Company has not applied and does not intend to apply to list the Warrants on any securities exchange. There will be no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in the Offering. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. The Offering Price was determined by arm’s length negotiations between the Company and the Placement Agent. The allocation of the Offering Price between the Unit Shares and the Warrants comprising the Units has been determined by the Company. Allocation of proceeds between Unit Shares and Warrants is based on a preliminary estimate. The IFRS valuation under the Company’s accounting policy may differ.

Holders of Warrants Have no Rights as a Shareholder.

Until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

Subsequent offerings may result in dilution to investors.

The Company may raise funds in the future through the sale of additional securities of the Company. Any such issuances may dilute the interests of holders of Common Shares and may have a negative impact on the market price of the Common Shares, including the Unit Shares and Warrant Shares offered hereunder. Convertible securities have been issued and may be issued in the future by the Company at a lower price than the current market value of the Common Shares, consequently, purchasers who purchase Units may incur substantial dilution in the near future.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the CSE or Nasdaq or achieve listing on any other public listing exchange.

S-20

No dividends have been paid on the Common Shares and the Company does not intend to pay dividends in the foreseeable future although it may ultimately do so in the appropriate circumstances.

The Company has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may preclude the Company from paying any dividends unless certain consents are obtained and certain conditions are met.

Failure to meet Nasdaq’s continued listing requirements could result in the delisting of the Company’s Common Shares, negatively impact the price of the Company’s Common Shares and negatively impact its ability to raise additional capital.

If the Company fails to satisfy the continued listing requirements of the Nasdaq, such as corporate governance requirements or the minimum closing bid price requirement, the exchange may take steps to delist the Company’s Common Shares. Such a delisting would likely have a negative effect on the price of the Company’s Common Shares and would impair shareholders’ ability to sell or purchase its Common Shares when they wish to do so.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.

As previously disclosed, in September 2023 and March 2024, the Nasdaq informed the Company that it was not in compliance with the $1 bid price requirement in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”) and that, in March 2024, the Company’s Common Shares were subject to delisting from Nasdaq. The Company requested a hearing before a Nasdaq Hearings Panel with such request automatically staying any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Nasdaq Panel following the hearing.

In April 2024, the Company received notification that it failed to comply with the Minimum Stockholders’ Equity Requirement which served as an additional and separate basis for delisting. Following the May 21st hearing, the Nasdaq Hearings Panel granted an additional extension period with regard to the Bid Price Requirement that would expire on September 17, 2024. In addition, at the hearing, the Company presented a plan to regain compliance with the Minimum Stockholders’ Equity Requirement which plan the Company implemented on August 7, 2024 via amendments to warrants issued in October 2023 and in May 2024.

On October 1, 2024, Nasdaq informed the Company that it had regained compliance with the Bid Price Requirement and the Minimum Stockholders’ Equity Requirement. The letter from Nasdaq further informed the Company that it is subject to a Mandatory Panel Monitor for a period of one year from October 1, 2024. If, within that one-year monitoring period, the Company is again out of compliance with the Minimum Stockholders’ Equity Requirement, the Company will not be afforded the opportunity to present a plan of compliance to Nasdaq with respect to that deficiency nor additional time to cure that deficiency. Instead, Nasdaq will issue a Delist Determination Letter and the Company will have the opportunity to request a hearing before a Nasdaq Hearings Panel to respond to such letter.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Unit Shares acquired pursuant to this offering and exercise, disposition, and lapse of Pre-Funded Warrants or Warrants acquired pursuant to this offering, and the acquisition, ownership, and disposition of the common shares received upon exercise of such Pre-Funded Warrants or Warrants, as the case may be (the “Warrant Shares”). The term “securities” as used in this summary includes the Unit Shares, Pre-Funded Warrants, Warrants, and Warrant Shares, as applicable. For purposes of this discussion, the Unit Shares and the accompanying Warrants which are sold in units will be referred to as each, a “Common Share Unit” and the Pre-Funded Warrants and the accompanying Warrants which are sold in units will be referred to as each, a “Pre-Funded Warrant Unit” (which together with the Common Share Units, will be referred to as “Units”), with each Common Share Unit consisting of one Unit Share and one Warrant and each Pre-Funded Warrant Unit consisting of one Pre-Funded Warrant and one Warrant.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of securities pursuant to this offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the securities. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the securities.

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No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the securities acquired pursuant to this offering that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own securities as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired the securities in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold the securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are subject to special tax accounting rules; (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S.; or (l) are subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the securities.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the securities, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of the securities.

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U.S. Federal Income Tax Consequences of the Acquisition of a Unit

No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a Unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Unit should be treated for U.S. federal income tax purposes as the acquisition of a Unit Share and a Warrant (in the case of a Common Share Unit) or a Warrant and a Pre-Funded Warrant (in the case of a Pre-Funded Warrant Unit). The purchase price for each Unit will be allocated between a Unit Share and a Warrant (in the case of a Common Share Unit) or a Warrant and a Pre-Funded Warrant (in the case of a Pre-Funded Warrant Unit) in proportion to their relative fair market values at the time such securities are issued to the U.S. Holder. Each investor must make his or her own determination of such value based on all the relevant facts and circumstances. This allocation of the purchase price for each such Unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Unit Share and a Warrant (in the case of a Common Share Unit) or a Warrant and a Pre-Funded Warrant (in the case of a Pre-Funded Warrant Unit) that comprise each such type of Unit. Any disposition of a Unit should be treated for U.S. federal income tax purposes as a disposition of a Unit Share and a Warrant (in the case of a Common Share Unit) or a Warrant and a Pre-Funded Warrant (in the case of a Pre-Funded Warrant Unit) and the amount realized on the disposition should be allocated between the Unit Share and the Warrant (in the case of a Common Share Unit) or the Warrant and the Pre-Funded Warrant (in the case of a Pre-Funded Warrant Unit) based on their respective relative fair market values at the time of disposition (as determined by each such Unit holder based on all relevant facts and circumstances).

The foregoing treatment of the Unit and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Unit (including alternative characterizations of a Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, we believe a Pre-Funded Warrant should be treated as a separate class of common shares for U.S. federal income tax purposes and a U.S. Holder of Pre-Funded Warrants and Warrant Shares should generally be taxed in the same manner as a holder of Unit Shares except as described below. Accordingly, no gain or loss should be recognized upon the exercise of a Pre-Funded Warrant and, upon exercise, the holding period of a Pre-Funded Warrant should carry over to the Warrant Shares received. Similarly, the tax basis of the Pre-Funded Warrant should carry over to the Warrant Shares received upon exercise, increased by the exercise price of CA$0.00014 (the Canadian dollar equivalent of US$0.0001) per share. However, such characterization is not binding on the IRS, and the IRS may treat the Pre-Funded Warrant as warrants to acquire Common Shares. If so, the amount and character of a U.S. Holder’s gain with respect to an investment in Pre-Funded Warrant could change, and a U.S. Holder may not be entitled to make the “QEF Election” or “Mark-to-Market Election” described below to mitigate PFIC consequences in the event that we are classified as a PFIC. Accordingly, each U.S. Holder should consult its own tax advisor regarding the risks associated with the acquisition of a Pre-Funded Warrant pursuant to this offering (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the securities.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of the securities are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the securities.

Based on the composition of our income and the value of our assets, we believe that we were not a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023 and, based on estimates of our income and assets for 2024, we currently expect that we will not be a PFIC for the taxable year ended December 31, 2024. Nevertheless, because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income including our use of proceeds from offerings of the securities, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in an offering of the securities. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years. If we are classified as a PFIC in any year during which a U.S. Holder holds the securities, we generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether we continue to meet the PFIC income test or PFIC asset test discussed above.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of the securities will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the Unit Shares, Pre-Funded Warrants, or the Warrant Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of the securities and (b) any excess distribution received on the securities. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the securities, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of the securities of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such securities (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the securities. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds the securities, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to the Unit Shares, Pre-Funded Warrants, and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such securities were sold on the last day of the last tax year for which we were a PFIC. No such election, however, may be made with respect to the Warrants.

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Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the related Warrant. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for the Warrant Shares, Unit Shares and Pre-Funded Warrants under the PFIC rules and the applicable elections differently.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Unit Shares or Pre-Funded Warrants begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Unit Shares or Pre-Funded Warrants. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Unit Shares or Pre-Funded Warrants to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Unit Shares or Pre-Funded Warrant.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Unit Shares or Pre-Funded Warrants in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, under the proposed Treasury Regulations, if a U.S. Holder of the Unit Shares or Pre-Funded Warrants makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder makes a “purging” or “deemed sale” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value. As a result of the “purging” or “deemed sale” election, the U.S. Holder will have a new basis and holding period in the Warrant Shares acquired upon the exercise of the Warrants for purposes of the PFIC rules. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the securities.

Upon the exercise of a Pre-Funded Warrant, a U.S. Holder may be required to make a new QEF Election with respect to the Warrant Shares received. Each U.S. Holder should consult its own tax advisor regarding the application of the QEF Election rules to the Pre-Funded Warrants and Warrant Shares upon exercise thereof.

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U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that we are a PFIC and a U.S. Holder wishes to make a QEF election. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of the securities, and the availability of certain U.S. tax elections under the PFIC rules.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to the Unit Shares, Pre-Funded Warrants, and Warrant Shares only if such shares are marketable stock. The Unit Shares and Warrant Shares generally will be “marketable stock” if the Unit Shares and Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Unit Shares and Warrant Shares are “regularly traded” as described in the preceding sentence, such shares are expected to be marketable stock. There can be no assurance that the common shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules. A Mark-to-Market Election will likely not be available with respect to the Warrants and Pre-Funded Warrants. Accordingly, each U.S. Holder should consult its own tax advisor regarding the availability of a Mark-to-Market Election with respect to the Warrants and Pre-Funded Warrants. The balance of this discussion generally assumes that a Mark-to-Market Election may be made with respect a Pre-Funded Warrant.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Unit Shares, Warrant Shares or Pre-Funded Warrants generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Unit Shares, Warrant Shares or Pre-Funded Warrant Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Unit Shares, Warrant Shares or Pre-Funded Warrants and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Unit Shares, Warrant Shares and Pre-Funded Warrants.

Any Mark-to-Market Election made by a U.S. Holder for the Unit Shares will also apply to such U.S. Holder’s Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to its Unit Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. Because, under the proposed Treasury Regulations, a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its securities. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Unit Shares, Pre-Funded Warrants, and any Warrant Shares as of the close of such tax year over (b) such U.S. Holder’s tax basis in such securities. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Unit Shares, Pre-Funded Warrants, and any Warrant Shares, over (ii) the fair market value of such securities (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Unit Shares, Pre-Funded Warrants, and Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of such securities, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

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A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the securities cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Unit Shares, Pre-Funded Warrants, and Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Because the U.S. federal income tax characterization of the Pre-Funded Warrants is unclear, U.S. Holders of Pre-Funded Warrants should consult with their tax advisors as to the availability of a QEF Election or Mark-to-Market election with respect to the Pre-Funded Warrants.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of securities that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the securities are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses the securities as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such securities.

In addition, a U.S. Holder who acquires securities from a decedent will not receive a “step up” in tax basis of such securities to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the securities.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

The following discussion describes the general rules applicable to the ownership and disposition of the Warrants but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If we are a PFIC, a U.S. Holder’s holding period for the Warrant Share for PFIC purposes will begin on the date on which such U.S. Holder acquired its Warrant. If the acquisition of a Pre-Funded Warrant is not treated as an acquisition of Common Shares for U.S. federal income tax purposes as described above in under the heading “Treatment of Pre-Funded Warrants”, then the foregoing rules described in this paragraph would also apply to the exercise of a Pre-Funded Warrant.

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Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed above, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by us at “– Distributions on the Unit Shares, Pre-Funded Warrants, and Warrant Shares” below).

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of the Unit Shares, Pre-Funded Warrants, and Warrant Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Unit Shares, Pre-Funded Warrants, and Warrant Shares, but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on the Unit Shares, Pre-Funded Warrants, and Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Unit Share, Pre-Funded Warrant, or Warrant Share (as well as any constructive distribution on a Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in such securities and thereafter as gain from the sale or exchange of such securities (see “Sale or Other Taxable Disposition of the Unit Shares, Pre-Funded Warrants and Warrant Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to such securities will constitute ordinary dividend income. Dividends received on such securities generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the common shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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Sale or Other Taxable Disposition of the Unit Shares, Pre-Funded Warrants, and Warrant Shares

Upon the sale or other taxable disposition of the Unit Shares, Pre-Funded Warrants, or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such securities sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, such securities have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of the securities generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the securities (or with respect to any constructive dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless the securities are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the securities generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE SECURITIES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

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LEGAL MATTERS

Certain Canadian legal matters relating to the Offering will be passed upon on behalf of the Company by DLA Piper (Canada) LLP and on behalf of the Placement Agent by Cozen O’Connor LLP. As of the date hereof, the partners and associates of DLA Piper (Canada) LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

Certain legal matters relating to United States law will be passed upon on behalf of the Company by Lucosky Brookman LLP and on behalf of the Placement Agent by Ellenoff Grossman & Schole LLP.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Our auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, located at 1500-1700, 1140 W Pender Street, Vancouver, BC V6E 4G1. Dale Matheson Carr-Hilton Labonte LLP is independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the code of professional conduct of the Chartered Professional Accountants of British Columbia.

Our transfer agent and registrar for our Common Shares in Canada and the United States is Endeavor Trust Corporation at its principal offices in Vancouver, British Columbia, and Albany, New York, respectively.

AGENT FOR SERVICE OF PROCESS

Julie Myers Wood, Thomas Modly and Tim Dunnigan, members of the board of directors of the Company, all reside outside of Canada and have appointed DLA Piper (Canada) LLP, Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada V6E 4E5, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is incorporated under, and governed by, the laws of British Columbia, Canada. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of Draganfly, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

Draganfly has filed with the SEC, concurrently with the filing of its U.S. Registration Statement on Form F-10 of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Draganfly appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Draganfly in a U.S. court arising out of or related to or concerning the Offering of Units under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

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This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of British Columbia, Ontario and Saskatchewan that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Draganfly Inc. at 2108 St. George Avenue, Saskatoon, Saskatchewan, S7M 0K7, telephone 1-800-979-9794, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	June 30, 2023

DRAGANFLY INC.

$200,000,000

COMMON SHARES

PREFERRED SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by Draganfly Inc. (the “Company” or “Draganfly”) from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains valid, of up to $200,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares (“Common Shares”) in the capital of the Company; (ii) preferred shares of the Company of any series (“Preferred Shares”); (iii) warrants (“Warrants”) to purchase other Securities (as defined below); (iv) subscription receipts (“Subscription Receipts”) convertible into other Securities; and (v) units (“Units”) comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Warrants, Subscription Receipts and Units are collectively referred to herein as the “Securities”). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale, including potentially by way of an “at-the-market distribution” (as defined under applicable Canadian securities legislation). and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Company is permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies. The Company’s financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and our auditor is subject to both Canadian auditor independence status and the auditor independence standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (the “SEC”).

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are organized under the laws of British Columbia, Canada, some of our officers and directors and some or all of the experts named in this Prospectus are Canadian residents, and some or all of the underwriters, dealers or agents named in any Prospectus Supplement may be residents of a country other than the United States, and a substantial portion of the assets of the Company and these persons are located outside of the United States. See “Enforcement of Civil Liabilities”.

Prospective investors should be aware that the acquisition, holding or disposition of the Securities may have tax consequences both in Canada and the United States. Such consequences may not be fully described in this Prospectus or any accompanying Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult and rely on your own tax advisors with respect to your own particular circumstances. See “Certain Canadian and United States Federal Income Tax Considerations”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares offered; (ii) in the case of Preferred Shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Warrants, the number of Warrants being offered, the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, whether the Warrants are being offered for cash, and any other terms specific to the Warrants offered; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, whether the Subscription Receipts are being offered for cash, and any other terms specific to the Subscription Receipts offered; and (v) in the case of Units, the number of Units being offered, the offering price, the number and terms of the Securities comprising the Units, whether the Units are being offered for cash, and any other terms specific to the Units offered. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

ii

Prospective investors should be aware that the purchase of any Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with their own tax advisers before purchasing any of the Securities.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will, or expects to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

This Prospectus may qualify an “at-the-market distribution”.

In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The issued and outstanding Common Shares are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “DPRO”, on the Nasdaq Capital Market (“Nasdaq”) under the symbol “DPRO”, and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “3U8A”.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

An investment in the Securities of the Company is highly speculative and involves a high degree of risk. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Forward-Looking Information” and “Risk Factors”.

The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.

Andrew Hill Card Jr., John M. Mitnick and Julie Myers Wood are members of the board of the Company, all reside outside of Canada and have appointed DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, V6C 2Z7, Canada for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of Draganfly by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by Troutman Pepper Hamilton Sanders LLP as to matters relating to United States law.

The Company’s head office is located at 2108 St. George Avenue, Saskatoon, Saskatchewan, S7M 0K7, and the registered office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of our Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus and any applicable Prospectus Supplement, and the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

The Company prepares and reports its consolidated financial statements in accordance with IFRS. However, this Prospectus and the documents incorporated by reference herein may make reference to certain non-IFRS measures including key performance indicators used by management. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including, but not limited to, “gross margins” and “working capital” which may be calculated differently by other companies. These non-IFRS measures and metrics are used to provide investors with supplemental measures of the Company’s operating performance and liquidity and thus highlight trends in the Company’s business that may not otherwise be apparent when relying solely on IFRS measures. For definitions and reconciliations of these non-IFRS measures to the relevant reported measures, please see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s latest management’s discussion and analysis incorporated by reference herein.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to the “Company” or “Draganfly”, refer to Draganfly Inc. together, where context requires, with our subsidiaries.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States. On June 29, 2023, the Bank of Canada daily average rate of exchange was US$1.00 = C$1.3255 or C$1.00 = US$0.7544.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. Forward-looking statements in this Prospectus, any Prospectus Supplement or the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

●	the intentions, plans and future actions of the Company;

●	statements relating to the business and future activities of the Company;

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●	anticipated developments in operations of the Company;

●	market position, ability to compete and future financial or operating performance of the Company;

●	the timing and amount of funding required to execute the Company’s business plans;

●	capital expenditures;

●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;

●	the availability of labour;

●	requirements for additional capital;

●	goals, strategies and future growth;

●	the adequacy of financial resources;

●	expectations regarding revenues, expenses and anticipated cash needs; and

●	the impact of the COVID-19 pandemic on the business and operations of the Company.

Although we base the forward-looking statements contained in this Prospectus on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus. In addition, even if results and developments are consistent with the forward-looking statements contained in this Prospectus, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this Prospectus include:

●	the Company’s ability to implement its growth strategies;

●	the Company’s competitive advantages;

●	the development of new products and services;

●	the Company’s ability to obtain and maintain financing on acceptable terms;

●	the impact of competition;

●	changes in laws, rules and regulations;

●	the Company’s ability to maintain and renew required licences;

●	the Company’s ability to maintain good business relationships with its customers, distributors, suppliers and other strategic partners;

●	the Company’s ability to protect intellectual property;

●	the Company’s ability to manage and integrate acquisitions;

●	the Company’s ability to retain key personnel; and

●	the absence of material adverse changes in the industry or Canadian or global economy, including as a result of the COVID-19 pandemic.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Company’s actual results could differ materially from those anticipated in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus:

●	a history of losses;

●	dilution as a result of future sale of Common Shares or other securities;

●	discretion in the use of net proceeds from the sale of Securities;

●	high level of price volatility of the Common Shares;

●	increased research and development costs and reduced profitability as a result;

●	lack of outside funding available for research and development;

●	adoption of new business models could fail to produce any financial returns;

●	operational risks;

●	evolving market and difficulty of evaluation future prospects;

●	competition in the industry;

●	rapid technological change in the industry;

●	failure to obtain or maintain required regulatory approvals;

●	shipping products outside of Canada and approvals required for exporting;

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●	regulatory regime the Company operates in;

●	risk associated with acquisitions;

●	reliance on management and key employees;

●	growth in the number of personnel straining resources;

●	uncertainty and adverse changes in the economy;

●	market-based financial risks associated with its operations;

●	risks related to COVID-19 pandemic;

●	the conflict between Russia and Ukraine;

●	negative macroeconomic and geopolitical trends;

●	risks associated with foreign operations in other countries;

●	Canadian tax risks;

●	supply chain risks;

●	weather-related risks on products;

●	products may be subject to the recall or return;

●	having defective products;

●	negative consumer perception;

●	failure to adequately market products;

●	electronic communication security risks;

●	possibility of data breaches and inadequacy of consumer protection and data privacy policies;

●	reliance on business partners;

●	failure to protect and maintain and the consequential loss of intellectual property rights;

●	obtaining and maintaining the Company’s patent protection;

●	potential litigation;

●	intellectual property rights protection;

●	failure to adhere to financial reporting obligations and other public company requirements;

●	limited operating experience as a publicly traded company in the U.S;

●	goodwill and other intangible assets comprising of significant portion of value;

●	directors and officers conflicts of interest;

●	high level of price and volume volatility in the capital markets;

●	lack of active trading market on the CSE and/or the Nasdaq;

●	no dividends for the foreseeable future;

●	United States investors may not be able to obtain enforcement of civil liabilities against us;

●	emerging growth company making Company less attractive to investors;

●	increased costs as a result of operating as a public company in the United States;

●	limited publicly available information relative to U.S. domestic issuers given classification as a foreign private issuer; and

●	the other factors in the section titled “Risk Factors” in the Form 20-F (as defined herein) and other filings made by the Company with Canadian and U.S. securities authorities.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this Prospectus. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus.

Given these risks and uncertainties, you are cautioned not to place substantial weight or undue reliance on these forward-looking statements when making an investment decision. Any forward-looking statement that we make in this Prospectus speaks only as of the date of this Prospectus, and, except as required by law, we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

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WHERE TO FIND ADDITIONAL INFORMATION

This Prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) that the Company has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities. Under the U.S. Registration Statement, the Company may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of US$200,000,000. This Prospectus, which forms a part of the U.S. Registration Statement, provides you with a general description of the Securities that the Company may offer and does not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement, as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the U.S. Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the U.S. Registration Statement, the Company will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference”. This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and interim reports, material change reports and other information. In addition, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we may not be required to publish financial statements as promptly as U.S. companies.

Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that we have filed with securities commission or similar regulatory authorities in Canada, on SEDAR at www.sedar.com.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company, at 2108 St. George Avenue, Saskatoon, Saskatchewan S7M 0K7, telephone (Telephone 1-800-979-9794) or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set forth herein.

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The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus:

●	the audited consolidated financial statements of the Company for the years ended December 31, 2022 and December 31, 2021, together with the notes thereto and the auditor’s report thereon;

●	management’s discussion and analysis of the financial condition and results of operations of the Company for the financial year ended December 31, 2022;

●	the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2023;

●	management’s discussion and analysis of the financial condition and results of operations of the Company for the three months ended March 31, 2023;

●	the management information circular of the Company dated May 9, 2023 with respect to the annual general and special meeting of shareholders held on June 21, 2023;

●	the material change report dated February 9, 2023 in respect of the Company entering into an equity distribution agreement with Maxim Group LLC dated January 31, 2023, pursuant to which the Company could, from time to time, distribute in an “at-the-market offering” of up to US$15 million in Common Shares in the United Shares only, on the Nasdaq (the “ATM Offering”); and

●	the material change report dated April 6, 2023 in respect of the Company’s underwritten public offering in the United States of US$8,000,000 Common Shares (the “Public Offering”) and closing of the Public Offering on March 31, 2023.

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this Prospectus and prior to the expiry of this Prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Company after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

A Prospectus Supplement containing the specific terms of any offering of our Securities will be delivered to purchasers of our Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our Securities to which that Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

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Any template version of any “marketing materials” (as such term is defined in National Instrument 44-101 -Short Form Prospectus Distributions) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of our securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities under this Prospectus.

References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

●	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

●	the consent of Dale Matheson Carr-Hilton Labonte LLP, the Company’s independent auditor; and

●	the powers of attorney from the Company’s directors and officers, as applicable.

A copy of the form of any applicable warrant indenture or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

THE COMPANY

The Company was incorporated as Drone Acquisition Corp. under the Business Corporations Act (British Columbia) on June 1, 2018 for the purpose of reorganizing and recapitalizing the business of Draganfly Innovations Inc. Effective July 17, 2019, the Company amended its articles to remove various classes of authorized but unissued preferred shares and replace them with only one class of preferred shares. Effective August 15, 2019, the Company changed its name to “Draganfly Inc.” On August 22, 2019, the Company amended its articles to re-designate its Class A Common Shares as Common Shares.

The Company’s head office is located at 2108 St. George Avenue, Saskatoon, Saskatchewan S7M 0K7. The Company’s telephone number is (800) 979-9794. The Company’s registered office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7. The Company’s registered agent in the United States is C T Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005 and its telephone number is (202) 572-3133.

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DESCRIPTION OF THE BUSINESS

The Company is a manufacturer, contract engineering, and product development company within the unmanned aerial vehicle (UAV) and health space, serving the public safety, agriculture, industrial inspections, monitoring, spraying, and mapping and surveying markets. The Company provides sustainable, custom and “off-the-shelf” hardware, services, and solutions to companies and government agencies. The Company’s mission is to deliver products that provide vital information to its customers with the hopes of saving time, money and lives. Further information regarding the business of the Company or its operations can be found in the Form 20-F and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

Recent Developments

On February 23, 2023, the Company announced that it entered into a distribution agreement with AeroCine Ventures, Inc. d/b/a Vermeer. Pursuant to the distribution agreement, Vermeer will distribute Draganfly’s products that includes the integration and inclusion of the Vermeer VPS (visual positioning system) payload with Draganfly’s Commander 3XL.

On March 7, 2023, Draganfly announced that it entered into a business development and partnership agreement with SkyeBrowse Inc. (“SkyeBrowse”) whereby SkyeBrowse will integrate its reality capture platform with Draganfly public safety drones. As per the agreement, the Company will provide consulting and marketing services to SkyeBrowse for a period of two years.

On April 11, 2023, the Company announced that it entered into a strategic cooperation and product integration agreement with CODAN Communications (“CODAN”), to supply its UAV platform for integration with CODAN’s technology and communications solutions. Under the terms of the agreement, CODAN and the Company agree to combine their respective capabilities in a joint effort to integrate their product and services capabilities in order to submit joint proposals and enter into contracts with potential customers.

On April 19, 2023, Draganfly announced it entered into a referral agreement with AgileMesh, Inc. (“AgileMesh”) whereby AgileMesh will add the Company’s UAV Platform to its wireless surveillance product line and refer potential customers to Draganfly. As per the agreement, AgileMesh will receive commissions based on the aggregate amount of revenue recognized by the Company from customers that are introduced to Draganfly by AgileMesh.

USE OF PROCEEDS

Unless we otherwise indicate in a Prospectus Supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of any Securities pursuant to this Prospectus for general corporate and working capital requirements, including to fund ongoing operations, growth initiatives and/or working capital requirements, to repay indebtedness outstanding from time to time (if any), to complete one or more future acquisitions of companies, businesses, technologies, intellectual property and/or other assets or for other corporate purposes, all as set forth in the Prospectus Supplement relating to the offering of the Securities.

More detailed information regarding the use of proceeds from the sale of Securities, including any determinable milestones at the applicable time, will be described in a Prospectus Supplement. Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities by the Company under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement, provided that certain expenses in any secondary offering may be paid by the Company. See “Risk Factors - Discretion in the Use of Proceeds”.

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The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

The Company had operating losses and negative operating cash flow for the fiscal year ended December 31, 2022. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow which will be indicated in a Prospectus Supplement, as applicable. All expenses relating to an Offering and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

Since March 31, 2023, the date of the Company’s most recently filed financial statements, and other than as disclosed in the Form 20-F, there have been no material changes to the Company’s share and loan capitalization on a consolidated basis except the following:

●	on April 3, 2023, the issuance of 163,000 Common Shares pursuant to the settlement of restricted share units of the Company;

●	on May 31, 2023, the issuance of 4,817 Common Shares pursuant to the settlement of restricted share units of the Company; and

●	on June 5, 2023, the issuance of 187,180 Common Shares pursuant to the settlement of restricted share units of the Company.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the CSE and on the Nasdaq under the symbol “DPRO”, on the FSE under the symbol “3U8A”. Trading price and volume information for the Company’s securities will be provided as required for all of our Common Shares, as applicable, in each Prospectus Supplement to this Prospectus.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY

The following describes the material terms of the Company’s share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our notice of articles and articles, as amended.

Our authorized share capital consists of an unlimited number of Common Shares of which 43,339,962 were issued and outstanding as of June 29, 2023 and an unlimited number of Preferred Shares, issuable in series, none of which were issued and outstanding as of June 29, 2023.

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Common Shares

Each Common Share entitles the holder to receive notice of and attend all meetings of the shareholders. Each Common Share carries the right to one vote. The holders of Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares at such time and in such amount as may be determined by the Board, in its discretion. In the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Common Shares are also entitled to participate, rateably, in the distribution of the assets of the Company, subject to the rights of the holders of any other class of shares ranking in priority to the Common Shares.

Dividend Policy

We have not paid any dividends to date on the Common Shares. While the Company is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the Business Corporations Act (British Columbia), we intend to retain our earnings, if any, to finance the growth and development of our business. Accordingly, we do not currently expect to pay any dividends on our Common Shares in the near future.

Preferred Shares

The Preferred Shares may be issuable in series and the directors may, from time to time before the issue of any Preferred Shares of any particular series, define and attach special rights, privileges, restrictions, and conditions to the Preferred Shares of any series, including voting rights, entitlement to dividends, and redemption, conversion, and exchange rights. In the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Preferred Shares will rank on a parity with holders of the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares.

DESCRIPTION OF WARRANTS

The Company may issue additional Warrants, separately or together, with Common Shares, Preferred Shares, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Warrants offered;

●	the price or prices, if any, at which the Warrants will be issued;

●	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

●	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

●	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

●	if applicable, the identity of the Warrant agent;

●	whether the Warrants will be listed on any securities exchange;

●	certain material United States and Canadian federal income tax consequences of owning the Warrants;

●	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

●	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

●	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

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The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable warrant indenture. You should refer to the warrant indenture relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture relating to an offering or Warrants will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Company has entered into it, and such warrant indenture will be available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

As of the date of this Prospectus, the Company has no Subscription Receipts outstanding. The Company may issue Subscription Receipts, separately or together, with Common Shares, Preferred Shares, Warrants or Units or any combination thereof, as the case may be. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.

The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of the subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada and the United States after it has been entered into by the Company, and such subscription receipt agreement will be available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Subscription Receipts offered;

●	the price or prices, if any, at which the Subscription Receipts will be issued;

●	the manner of determining the offering price(s);

●	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

●	the Securities into which the Subscription Receipts may be exchanged;

●	conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

●	the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount and the events or conditions under which the amount of Securities may be subject to adjustment;

●	the dates or periods during which the Subscription Receipts may be exchanged;

●	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

●	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

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●	if applicable, the identity of the Subscription Receipt agent;

●	whether the Subscription Receipts will be listed on any securities exchange;

●	certain material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

●	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, noncertificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

●	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF UNITS

As of the date of this Prospectus, the Company has no Units outstanding. The Company may issue Units, separately or together, with Common Shares, Preferred Shares, Warrants or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Units offered;

●	the price or prices, if any, at which the Units will be issued;

●	the manner of determining the offering price(s);

●	the currency at which the Units will be offered;

●	the Securities comprising the Units;

●	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any material risk factors relating to such Units or the Securities comprising the Units;

●	certain material United States and Canadian federal income tax consequences of owning the Units;

●	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

●	any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

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PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of $200,000,000 in Securities hereunder.

This Prospectus does not constitute an offering of Securities and there is no certainty that an offering of Securities will complete during the 25-month qualification period of this Prospectus. Pursuant to an underwriting agreement between the Company and Aegis Capital Corp. dated March 29, 2023, the Company agreed to not offer, sell, issue, or otherwise issue Securities or to take any steps related to an offering until July 28, 2023.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions of the Canadian Securities Administrators, including sales made directly on the CSE, Nasdaq, FSE or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation and the U.S. Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

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CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an initial investor who is a resident of Canada or a non-resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. Person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is highly speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Company.

The Company has a history of losses.

The Company has incurred net losses since its inception. The Company cannot assure that it can become profitable or avoid net losses in the future or that there will be any earnings or revenues in any future quarterly or other periods. The Company expects that its operating expenses will increase as it grows its business, including expending substantial resources for research, development and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

A shareholder’s holding in the Company may be diluted if the Company issues additional Common Shares or other securities in the future.

The Company may issue additional Common Shares or other securities in the future, which may dilute a shareholder’s holding in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders have no pre-emptive rights in connection with further issuances of any securities. The directors of the Company have the discretion to determine if an issuance of Common Shares or other securities is warranted, the price at which any such securities are issued and the other terms of issue of Common Shares or securities. In addition, the Company may issue additional Common Shares upon the exercise of incentive stock options to acquire Common Shares under its share compensation plan or upon the exercise or conversion of other outstanding convertible securities of the Company, which will result in further dilution to shareholders. In addition, the issuance of Common Shares or other securities in any potential future acquisitions, if any, may also result in further dilution to shareholder interests.

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An investment in the Securities is not guaranteed and may result in the loss of an investor’s entire investment.

There is no guarantee that any investment in the Securities will earn any positive return in the short term or long term. Any investment in the Securities is highly speculative and involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

We will have broad discretion in the use of the net proceeds from the sale of Securities and may not use them to effectively manage our business.

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the issued and outstanding securities of the Company to decline.

The market price of the Common Shares may be highly volatile.

The market price of the Common Shares may be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including but not limited to:

●	revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;

●	actual or anticipated changes or fluctuations in our results of operations;

●	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;

●	rumors and market speculation involving us or other companies in our industry;

●	changes in our executive management team or the composition of the board of directors of the Company;

●	fluctuations in the share prices of other companies in the technology and emerging growth sectors;

●	general market conditions and macroeconomic trends driven by factors outside our control, such as the COVID-19 pandemic and/or geopolitical conflicts, including supply chain disruptions, market volatility, inflation, and labor challenges, among other factors;

●	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

●	litigation involving us, our industry or both, or investigations by regulators into our operations or those of competitors;

●	announced or completed acquisitions of businesses or technologies by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	shareholder activism and related publicity;

●	foreign exchange rates; and

●	other risk factors as set out in this Prospectus and in the documents incorporated by reference into this Prospectus.

If the market price of our Common Shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business. This could harm our business, results of operations and financial condition.

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There is no guarantee that an active trading market for our Common Shares will be maintained on the CSE and/or the Nasdaq. Investors may not be able to sell their Common Shares quickly or at the latest market price if the trading in our Common Shares is not active.

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will ever develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Our Common Shares are currently listed on the CSE, Nasdaq, and FSE, however, our shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all and there can be no guarantee that an active trading market for the Common Shares may be maintained. There can be no assurance that there will be sufficient liquidity of our Common Shares on the trading market, and that we will continue to meet the listing requirements of the CSE, the Nasdaq or any other public listing exchange.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The Company is incorporated under the laws of British Columbia, Canada, and its principal executive offices are located in Canada. Most of the Company’s directors and officers and most of the experts named in this Prospectus reside outside of the United States and all or a substantial portion of the Company’s assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on the Company or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or the Company. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against the Company, certain of the Company’s directors and officers or the experts named in this Prospectus.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

Dale Matheson Carr-Hilton Labonte LLP is the auditor of the Company and has confirmed that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of Draganfly by DLA Piper (Canada) LLP as to legal matters relating to Canadian law and, if governed by United States law, by Troutman Pepper Hamilton Sanders LLP as to matters relating to United States law. As at the date hereof, the partners and associates of DLA Piper (Canada) LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

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In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Our auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, located at 1500-1700, 1140 W Pender Street, Vancouver, BC V6E 4G1. Dale Matheson Carr-Hilton Labonte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants.

The transfer agent and registrar for our Common Shares is Endeavor Trust Corporation at its principal office in Vancouver, British Columbia.

AGENT FOR SERVICE OF PROCESS

Certain directors and officers of the Company reside outside of Canada. As a result of the persons named below residing outside of Canada, each of them has appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Andrew Hill Card Jr., John M. Mitnick and Julie Myers Wood	DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, Canada V6C 2Z7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have each appointed an agent for service of process.

ENFORCEMENT OF CIVIL LIABILITIES

The Company is organized under the laws of British Columbia, Canada and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named under “Interest of Experts” herein are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

The Company filed with the SEC, concurrently with the U.S. Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System, with an address at 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under the U.S. Registration Statement.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.

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However, purchasers of Common Shares distributed under an at-the market distribution by Draganfly do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of National Instrument 44-102 - Shelf Distributions.

Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by Draganfly may have against Draganfly or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

In addition, original purchasers of convertible, exchangeable or exercisable Securities (unless the Securities are reasonably regarded by the Company as incidental to the applicable offering as a whole) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying Securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus.

In an offering of convertible, exchangeable or exercisable Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

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CERTIFICATE OF THE COMPANY

Dated: June 30, 2023

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of each of the provinces of British Columbia, Ontario and Saskatchewan.

(Signed) Cameron Chell	(Signed) Paul Sun
Cameron Chell	Paul Sun
President and Chief Executive Officer and a Director	Chief Financial Officer

On behalf of the Board of Directors

(Signed) Olen Aasen	(Signed) Scott Larson
Olen Aasen	Scott Larson
Director	Director

C-1